Exhibit 99.73

FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

NuRAN Wireless Inc. (the “Company” or “NuRAN”)

2150 Cyrille-Duquet

Quebec, QC G1N 2G3

Item 2: Date of Material Change

December 9, 2025

Item 3: News Release

A news release disclosing the material change was issued on December 5, 2025. The news release announced the Board-approved consolidation of the Company’s issued and outstanding common shares and was filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

Item 4: Summary of Material Change

Effective December 9, 2025, the Company completed a consolidation of its issued and outstanding common shares (“Common Shares”) on the basis of one (1) post-consolidated Common Share for every three hundred (300) pre-consolidated Common Shares (the “Consolidation”) and in conjunction the Common Shares began trading on the Canadian Securities Exchange (the “CSE”) on a 300:1 post-consolidated basis.

The Company’s trading symbol remained “NUR” on the CSE. The Company’s new CUSIP and ISIN numbers are 67059X304 and CA67059X3040, respectively.

Item 5.1: Full Description of Material Change

On October 22, 2025, shareholders approved a consolidation of the Company’s Common Shares at a ratio to be determined by the Board in its sole discretion to facilitate the Company’s eligibility for listing on a U.S. national securities exchange. On December 5, 2025, the Board approved the Consolidation at a ratio of 300:1, with an effective date of December 9, 2025, subject to final confirmation from the CSE. After giving effect to the Consolidation, the number of issued and outstanding Common Shares decreased from 122,830,494 to approximately 409,436 Common Shares. No fractional Common Shares were issued in connection with the Consolidation. Instead, all fractional Common Shares equal to or greater than one-half resulting from the Consolidation were rounded up to the next whole number; otherwise, the fractional common share was cancelled. The exercise price and/or conversion price and the number of Common Shares issuable under any of the Company’s outstanding convertible securities were proportionately adjusted in connection with the Consolidation. The Consolidation was conducted on a push-out basis. Shareholders who hold their common shares in book-entry (DRS) form are not required to take any action, as they will automatically receive new DRS advice representing the post-Consolidation Common Shares.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

NuRAN Wireless Inc.

Francis Letourneau, Chief Executive Officer and Director

info@nuranwireless.com
Tel: (418) 264-1337

Item 9: Date of Report

This report is dated as of January 13, 2026